UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

As previously disclosed in its Reports of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission during 2025, Super X AI Technology Ltd. (the “Company”) has issued additional ordinary shares of the Company, no par value per share (“Ordinary Shares”), pursuant to various share purchase agreements and private placement transactions. The Company has also issued Ordinary Shares to certain employees under its 2024 Equity Incentive Plan and 2025 Equity Incentive Plan.

This Report of Foreign Private Issuer on Form 6-K is being filed solely to state the current number of issued and outstanding Ordinary Shares of the Company. As of the date of this current report, the Company has 43,244,701 Ordinary Shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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